

Stop 7010

August 24, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Sheridan B. Westgarde
Chairman and Chief Executive Officer
Aquatic Cellulose International Corporation
331 4th Street NE
Salmon Arm, B.C., V1E 4P2, Canada

> **Re: Aquatic Cellulose International Corporation**
> **Amendment No. 1 to Information Statement on Schedule 14C**
> **Filed June 14, 2007**
> **File No. 0-27063**
>
> **Form 10-KSB/A for the year ended May 31, 2006**
> **Filed April 17, 2007**
> **File No. 0-27063**

Dear Mr. Westgarde:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended May 31, 2006

General

1. Please revise your document to include all applicable disclosure required by Industry Guide 2 (Disclosure of Oil and Gas Operations) and SFAS 69 Disclosures About Oil and Gas Producing Activities.

2. Please update your financial statements to comply with Item 310(g) of Regulation S-B.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

3. Please disclose whether the company uses the successful efforts method or the full cost method to account for acquisition costs related to leases.

Note 4 - Advance on Equipment Purchases, page F-12

4. You indicated that as of May 31, 2006, you had paid a related party $196,970 while negotiating a settlement. We note that you included $296,970 as advance on equipment purchase as of May 31, 2006. However, after your final settlement in October 2006, you have included only $100,000 as advance on equipment as of February 28, 2007. Please tell us the facts and circumstances that resulted in the change in advance on equipment purchase through the interim period ended February 28, 2007.

5. Given that you are no longer in the timber harvesting business, please tell us how you determined that the carrying value of your advance on equipment purchase is recoverable. Please provide us with your undiscounted cash flow analysis that supports the recoverability of this asset. Your analysis should provide us with sufficiently detailed information to allow us to understand the material assumptions you have made and why you believe those assumptions are reasonable. Refer to paragraphs 7 and 8 of SFAS 144.

Note 13 – Common Stock, page F-19

6. You indicate that as of May 31, 2006 and 2005, 100,000,000 shares were issued and outstanding. As a result, you plan to obtain approval from your shareholders to increase the total number of authorized shares. Please note that if shareholder approval is required to increase the number of your authorized shares in order to share settle options or warrants you have issued, paragraphs 13 and 19 of EITF 00-19 may require classification of such instruments as liabilities. A comparison of your authorized shares to the available outstanding shares requires an assessment of other outstanding instruments that could require share settlement, such as other options, warrants, convertible debt and convertible preferred shares. Please provide us with a comparison of your authorized and available outstanding shares on a timeline from June 1, 2004 through the date of your response. Your analysis should clearly indicate the potential outstanding shares assuming exercise and conversion of all outstanding instruments at each date during the period. Please also include all equity issuance obligations or contingent equity issuances including but not limited to any common share equity positions in your pre and post-restructured common stock.

Estimated Quantities of Proved Oil and Gas Reserves and Present Value of Estimated
Future Net Revenues, page F-24

7. Please expand your table of reserve changes to include proved reserves in prior periods showing the reserve changes from period to period as described in paragraph 11 of SFAS 69. Provide appropriate explanations for significant changes.

8. Please expand your table of Discounted Future Net Cash Flows to include the same information for previous periods and to describe the "deductions" with the appropriate line item descriptions as prescribed by paragraph 30 of SFAS 69.

Form 8-K filed on April 24, 2007

General

9. On April 20, 2007, you indicated that you issued 2,700,000 shares of Series A Convertible Preferred shares. In response to comment one from our letter dated May 11, 2007, you indicated that these shares have registration rights, piggy back registration rights, ratchet provision rights and liquidating rights. Please disclose how you accounted for the registration rights related to your convertible debt facility. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, as applicable. Please also tell us how you account for the ratchet provision rights and liquidating rights. Please cite the accounting literature used to support your conclusion.

10. Please also ensure that your financial statement as of May 31, 2007 address how you account for the issuance of your Series A Convertible Preferred shares. Ensure you address the accounting for all conversion features included with these convertible preferred shares. Please cite the accounting literature used to support your conclusions.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Ms. Christine Zurich
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726